SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF January, 2012

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

(a) Completion of CASEE Acquisition

On January 23, 2012, we completed the acquisition of the remaining equity ownership interest of the parent company of CASEE the largest mobile ad exchange and mobile ad network in China, such that CASEE became a wholly-owned subsidiary of Velti following the acquisition. In connection with the acquisition  Velti paid approximately $8.4 million in cash at closing. Depending on CASEE's performance, Velti may pay up to an additional $20.7 million over time by 2013.

(b) Retirement of Director

On January 23, 2012, we announced the retirement of Jerry Goldstein as a member of our board of director and all committees of the board, effective immediately. Mr. Goldstein will continue to advise the Company as a member of the Advisory Board.

This report contains a copy of Velti's press releases announcing the the acquisition of the remaining equity interest of the parent company of CASEE and the retirement of a director from the board.

EXHIBITS

Exhibit Number	Description

99.1	Press Release, dated January 23, 2012: Velti Completes Acquisition of CASEE and Announces Retirement of Director

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Wilson W. Cheung
Name:	Wilson W. Cheung
Title:	Chief Financial Officer

Date: January 26, 2012